UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057075

SEC FILE NO.
8-67647

SEC Mail Processing Section
FEB 11 2009
Washington, DC
101

ANNUAL AUDITED REPORT FORM X-17A-5 PART III /A

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (mm/dd/yy) AND ENDING 09/30/08 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INFINITY SECURITIES, INC.
DBA INFINITY FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1624 FRANKLIN STREET, SUITE 1001
(No and Street)

OAKLAND	CALIFORNIA	94612
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SIMOS 510-628-0671
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JAMES SIMOS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INFINITY SECURITIES, INC., DBA INFINITY FINANCIAL SERVICES** as of **SEPTEMBER 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VICE-PRESIDENT

Title

SUSAN C. COLEMAN
Commission # 1725725
Notary Public - California
Alameda County
MyComm. Expires Mar 15, 2011

Susan C Coleman

Notary Public

This report** contains (check all applicable boxes):

( )	(a)	Facing page.
( )	(b)	Statement of Financial Conditions.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
( )	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Infinity Securities, Inc.
dba Infinity Financial Services
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2008

Net Capital		
Total stockholders' equity qualified for net capital		$ 50,339
Less: Non-allowable assets		
Prepaid expenses and other assets	1,457	
Property & equipment (net)	4,610	
Total non-allowable assets		6,067
Net capital		44,272
Net minimum capital requirement of 12.50% of aggregate indebtedness of $13,591 or $5,000, whichever is greater		5,000
Excess net capital		$ 39,272

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of September 30, 2008)

Net capital, as reported in Company's Part II of Form X-17A-5 as of September 30, 2008	$ 64,237
Decrease in stockholders' equity	(23,786)
Decrease in non-allowable assets	3,821
Net capital per above computation	$ 44,272